February 25, 2019

Securities and Exchange Commission

Attn: Mr. Ruairi Regan

Division of Corporate Finance

Washington DC    20549

Re:

BioNexus Gene Lab Corporation

Registration Statement on Form S-1

Filed January 29, 2019

File No. 333-229399

Dear Mr. Regan:

On behalf of our client, BioNexus Gene Lab Corporation, a Wyoming corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2019 (“Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated February 19, 2019 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Registration Statement on Form S-1

Facing page

1. Please check the box for a Rule 415 offering on the facing page. Also, indicate whether you have elected to use the extended transition period for complying with any new or revised financial accounting standards.

Company Response: The Rule 415 box has been checked on the facing page of the Amendment. In addition, please see inserted text on Page 6 of the Amendment regarding the extended transition period.

Cover Page

2. We note your statement that the shares will be sold at a fixed price of $0.05 per share until the shares are quoted on the PINK SHEET tier of OTC Markets or an Exchange. Please note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market, under Item 501(b)(3), for selling shareholders to offer their shares at market prices. Therefore, please revise here and throughout the prospectus that the offering price will be at a fixed price for the duration of the offering or revise the OTC Market system on which your shares will be quoted and on which selling shareholders may sell at market prices. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the Pink Sheets "should not of itself be deemed an established public trading market." Please revise your disclosure here and in your Plan of Distribution section accordingly.

Company Response: The Company has deleted any reference to the OTC Pink Sheets in the Amendment, including in the Plan of Distribution on Page 26 of the Amendment, and have limited the applicable selling market to only the QB tier of OTC Markets.

Selling Security Holders, page 21

3. Please revise the last column of the table to show the percentage of the class to be owned by each security owner after completion of the offering. Refer to Item 507 of Regulation S-K.

Company Response: The Company has revised the last column of table to reflect the class to be owned by each security owner after completion of the offering on Pages 20-22 of the Amendment.

Our Growth Strategy, page 29

4. Please clarify the number of sales and marketing personnel you intend to hire in the first quarter of 2019.

Company Response: Please see inserted text on Page 29 of the Amendment.

Executive Compensation, page 40

5. Please update the information in this section as of the most recently completed fiscal year ended December 31, 2018. In addition, please disclose in the narrative following the table the reason for the issuance of shares of stock to Wei Li Leong in the fiscal year ended December 31, 2017.

Company Response: Please see the revised Executive Compensation table and the inserted text in footnote (1) to the table, both on Page 40 of  the Amendment.

Certain Relationships and Related Transactions, page 41

6. Please revise to include disclosure required by Item 404(d)(1) of Regulation S-K regarding the amount owed to directors, as reflected in the financial statements.

Company Response: Please see inserted text on Page 42 of the Amendment.

Signatures, page II-21

7. Please include the signature of your controller or principal accounting officer. See Instruction 1 to the Signatures to Form S-1.

Company Response: Please see revised signature page of the Amendment.

If the you have further comments regarding the Registration Statement, please so advise.

Sincerely yours,

Daniel H. Luciano